FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Status of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 29, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Announces Status of Share Buyback Program from Market

Tokyo, November 29, 2016—Nomura Holdings, Inc. today announced the status of its ongoing share buyback program resolved at a meeting of the Board of Directors held on July 28, 2016, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

Details of share buyback

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	9,420,400 shares
3. Aggregate purchase amount	5,654,411,590 yen
4. Purchase period	November 1, 2016, to November 28, 2016
5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on July 28, 2016

1. Type of shares	Nomura Holdings common shares
2. Total shares authorized for repurchase	Up to 100 million shares (2.6% of outstanding shares)
3. Total value of shares authorized for repurchase	Up to 45 billion yen
4. Period	August 15, 2016, to January 27, 2017 (excluding the period between October 28, 2016, and November 11, 2016)
5. Method of repurchase	Purchase on the stock exchange via trust bank

The accumulative number of shares purchased as of November 28, 2016, pursuant to the Board of Directors’ resolution above:

1. Number of shares repurchased	71,535,200 shares
2. Aggregate purchase amount	34,826,934,790 yen

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.